                                                               ROBERT J. KRUEGER
(HONIGMAN LOGO)
                                                                  (313) 465-7452
HONIGMAN MILLER SCHWARTZ AND COHN LLP                        FAX: (313) 465-7453
ATTORNEYS AND COUNSELORS                                  RKRUEGER@.HONIGMAN.COM



                                                          VIA EDGAR TRANSMISSION


                                February 11, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


RE:  TARPON INDUSTRIES, INC.
     REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-120117)

Ladies and Gentlemen:

     On behalf of Tarpon Industries, Inc., a Michigan corporation (the "Company"), we are enclosing for filing under the Securities Act of 1933 one copy of Amendment No. 3 to the Registration Statement on Form S-1 (file no. 333-120117) of the Company (the "Registration Statement"), including exhibits. Also on behalf of the Company, we hereby respond to the comments of the staff of the Division of Corporation Finance set forth in the letter dated February 10, 2005 from Pamela A. Long to J. Peter Farquhar, a copy of which is attached (the "Letter"). Set forth below is a summary of the Company's responses. The numbers of these responses correspond to the numbers of the comments in the Letter. References to page numbers are references to the page numbers in the unmarked copy of Amendment No. 3 to the Registration Statement.

FORM S-1

Alternative forms of prospectus

     1. The alternative pages for the selling shareholder prospectus are included in Amendment No. 3 to the Registration Statement. Amendment No. 3 includes the suggested explanatory note after the facing page of the registration statement and before the cover page of the prospectus. The alternate pages for the selling shareholder prospectus are included together after the prospectus and before Part II, are labeled "Alternate Page for Selling Shareholder Prospectus," and are paginated so as to designate them as alternate pages. To avoid confusion between the offerings, Amendment No. 3 includes an alternate page for the Summary subsection entitled "The Offering" so that section will describe only the offering that is being made by that form of prospectus, the "Selling Shareholders" Section has been moved to the alternate pages for inclusion only in the selling shareholder prospectus, and the reference to the selling shareholder offering formerly under the compensation table in "Underwriting" has been removed.





              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY

(HONIGMAN LOGO)


February 11, 2005
Page 2


Pro Forma Financial Statements, Haines Road and EWCO Acquisition Adjustments

     2. The building and equipment depreciation amounts in Note A of the Notes to Pro Forma Financial Statements have been revised so that the amounts for the nine-months ended September 30, 2003 are approximately 75% of the revised depreciation for the year ended December 31, 2003, except for differences caused by different average currency exchange rates for the different periods.

Item 16.  Exhibits and Financial Statement Schedules

     3.   Schedule II is filed with Amendment No. 3.

Legality Opinion

     4.   As requested, a revised legality opinion is filed with Amendment
No. 3.

Acceleration

     5. We understand that the NASD's confirmation that it has no objection to the underwriting compensation in this offering must be reviewed by the staff before effectiveness. In that regard, we understand that the NASD has informally approved the compensation described in Amendment No. 2 and believe it will promptly approve the compensation described in Amendment No. 3 as we understand it is consistent with that in Amendment No. 2.

     After distribution of the preliminary prospectus dated February 3, 2005, the Company and the underwriters agreed to increase the size of the offering from 2,500,000 common shares to 2,850,000 common shares. The Company does not believe recirculation of the preliminary prospectus is necessary before the final prospectus is delivered because (1) the increased size of the offering is beneficial to the Company, providing it more cash so that it can incur less debt in its acquisition of Haines Road, (2) the amount of the increase is less than 20% of the original offering size and, therefore, does not warrant recirculation, and (3) the proceeds of the offering are being used for substantially the same purposes as described in the February 3, 2005 prospectus.

     We appreciate your attention and assistance in connection with the Registration Statement. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call me at (313) 465-7452. The Company is simultaneously submitting acceleration requests for the Registration Statement.

                                                          Very truly yours,



                                                          Robert J. Krueger



              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY

(HONIGMAN LOGO)


February 11, 2005
Page 3


Enclosures


cc:       Tamara Brightwell -- SEC
          Tracey Houser -- SEC
          J. Peter Farquhar -- Tarpon
          James T. House -- Tarpon
          Dr. Robert Pry -- Tarpon
          Michael Ard -- Tarpon
          Stephan A. Stein -- Joseph Gunnar & Co., LLC
          Stuart Sieger, Esq.-- Ruskin Moscou Faltischek, P.C.
          Harold Dubrowsky -- Grant Thornton
          Vincent Tomkinson -- Grant Thornton
          Patrick T. Duerr -- HMS&C
          James B. Cunningham -- HMS&C










              2290 FIRST NATIONAL BUILDING - 660 WOODWARD AVENUE -
                          DETROIT, MICHIGAN 48226-3506
                       DETROIT - LANSING - OAKLAND COUNTY

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-0510


   [DIVISION OF
CORPORATION FINANCE
       SEAL]


                               February 10, 2005

via U.S. mail and Facsimile

J. Peter Farquhar
President and Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, Michigan 48040


     RE:  TARPON INDUSTRIES, INC.
          FORM S-1/A FILED FEBRUARY 3, 2005
          FILE NO. 333-120117

Dear Mr. Farquhar:

     We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Alternate forms of prospectus


1. We note your response to prior comment 1, however, the alternate page for the selling shareholder prospectus do not appear in the filed version of the document. Note that all pages that will form a part of either prospectus must be included in the registration statement as filed.

Tarpon Industries, Inc.
February 10, 2005
Page 2

     In this regard, please also note that issuers typically include an explanatory note after the facing page of the registration statement and before the cover page of the prospectus that briefly explains that the registration statement contains two forms of prospectus: one for use by the company in an underwritten offering, and one for use by selling shareholders. The note would explain that the two prospectuses are identical in all respects except for alternate pages for the selling shareholder prospectus which are labeled "Alternate Page for Selling Shareholder Prospectus". The alternate pages are typically included together after the prospectus and before Part II of the registration statement and are often paginated so as to designate them as alternate pages, for example "A-1", etc.

     Please also ensure that each form prospectus clearly describes the offering for which it is being used and avoids confusion between the two offerings. For example, in the Summary subsection entitled "The Offering", you should either explain that these two offering are being made concurrently, or use alternate pages that describe only the offering that is being made by use of that form of prospectus. Note as well that it is not necessary to include the pages containing the selling shareholder information in the prospectus for the underwritten offering.

Pro Forma Financial Statements, Haines Road and EWCO Acquisition Adjustments

2. With regard to note A, please tell us how you arrived at the revised building and equipment depreciation amounts for the nine-months ended September 30, 2003. Specifically, explain why the amounts are not approximately 75 percent of the revised depreciation for the year ended December 31, 2003.

Item 16. Exhibits and Financial Statement Schedules

3.   Please file Schedule II.

Legality Opinion.

4. We note that you have changed the number of shares offered for resale by the underwriters. Please revise the legality opinion to correctly reflect the number of shares registered for resale.

Acceleration

5. Please remember that the NASD's confirmation that it has no objection to the underwriting compensation in this offering must be received by the staff before effectiveness.

Tarpon Industries, Inc.
February 10, 2005
Page 3


CLOSING COMMENTS

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Tarpon Industries, Inc.
February 10, 2005
Page 4


     Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to John Hartz at (202) 942-1798. Direct questions on disclosure issues to Tamara Brightwell at (202) 824-5221 or, in her absence, to the undersigned at (202) 942-1950.



                                   Sincerely,

                                   /s/ Pamela A. Long

                                   Pamela A. Long
                                   Assistant Director



cc:  Robert J. Krueger
     Honigman Miller Schwartz and Cohn LLP
     2290 First National Building
     660 Woodward Avenue
     Detroit, Michigan  48226-3506

     Stuart M. Sieger
     Ruskin Moscou Faltischek, P.C.
     East Tower, 15th Floor
     190 EAB Plaza
     Uniondale, New York 11556